

January 26, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Investment Managers Series Trust II
        Issuer CIK: 0001587982
        Issuer File Number: 333-191476/811-22894
        Form Type: 8-A12B
        Filing Date: January 26, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Tradr 2X Long SNDK Daily ETF, Tradr 2X Long LITE Daily ETF and Tradr 2X Long WDC Daily ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications